As filed with the Securities and Exchange Commission on September 20, 1995

File No. 70-8589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________________________________
AMENDMENT NO. 3 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________
CINergy Corp.,
CINergy Investments, Inc.
and
CINergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name of companies filing this statement
and addresses of principal executive offices)
CINergy Corp.
(Name of top registered holding company)
William L. Sheafer
Treasurer
CINergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:
     Cheryl M. Foley
     Vice President, General Counsel and Corporate Secretary
     CINergy Corp.
     139 East Fourth Street
     Cincinnati, Ohio  45202
     M. Douglas Dunn                   William T. Baker, Jr.
     Milbank, Tweed, Hadley & McCloy   Reid & Priest LLP
     One Chase Manhattan Plaza         40 West 57th Street
     New York, New York  10005         New York, New York  10019

        1. Item 1.A of the Application-Declaration, as previously amended (as so amended, the "Application"), is hereby amended and restated in its entirety as follows:

         CINergy Corp. ("CINergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and CINergy Investments, Inc., a wholly-owned subsidiary of CINergy ("CINergy Investments"), hereby request the Commission's authorization (1) to acquire, directly or indirectly, in one or more transactions, the securities of one or more companies (the "New Special Purpose Subsidiaries") organized for the purpose of engaging, directly or indirectly, and exclusively, in the business of acquiring, owning and holding the securities of, and/or providing services to, one or more foreign utility companies ("FUCOs") and/or exempt wholesale generators ("EWGs"), as defined in Sections 33(a) and 32(a) of the Act, respectively; and (2) to make nonexempt direct and indirect investments in New Special Purpose Subsidiaries and additional nonexempt direct and indirect investments in certain existing special purpose subsidiaries of CINergy (the "Existing Special Purpose Subsidiaries"),/1/ by means of equity and debt investments and guarantees and other forms of credit support in respect of debt securities of Special Purpose Subsidiaries, in an aggregate amount at any one time outstanding not to exceed $115 million. Authorization is also sought (3) for the Special Purpose Subsidiaries to issue to nonassociates nonexempt equity securities for the purpose of financing investments by such Special Purpose Subsidiaries in EWGs and FUCOs; (4) for the Special Purpose Subsidiaries to provide services to their subsidiaries and to other Special Purpose Subsidiaries and their subsidiaries; and (5) to the extent, if any, not previously authorized by the Commission in its October 21, 1994 order in File No. 70-8427, Rel. No. 35-26146 (the "Merger Order"), for CINergy Services, Inc., CINergy's service company subsidiary ("CINergy Services"), to provide services to the Special Purpose Subsidiaries and their subsidiaries. Finally, CINergy requests authority to apply proceeds from securities issued or to be issued by it pursuant to outstanding Commission orders in File Nos. 70-8477 and 70-8521 for purposes of the proposed investments described herein.

        CINergy and CINergy Investments propose that the authorizations requested in clauses (1), (2) and (3) above remain effective until the earlier of May 31, 1998 or the effective date of any rule(s) adopted by the Commission exempting any such transactions from the approval requirements of the Act.
Applicants propose that no time limitation apply to the authorizations requested in clauses (4) and (5).

        2. The last sentence of the first paragraph of Item 1.C of the Application is hereby amended and restated to read as follows:
            PSI Argentina, Costanera and EDEGEL have been certified by the Federal Energy Regulatory Commission as EWGs/2/, and Energy Argentina is a FUCO.

            3. The second paragraph of Item 1.H is hereby amended and restated to read in its entirety as follows:

           To provide further operational flexibility, it is also proposed that the Special Purpose Subsidiaries have authority to provide their subsidiaries, and other Special Purpose Subsidiaries and their subsidiaries, with all services necessary or desirable for their operations, including, without limitation, management, administrative, employment, tax, accounting, engineering, consulting, utility performance, and electronic data processing services, and software development and support services in connection therewith. No Special Purpose Subsidiary (including any subsidiary thereof) engaged in receiving any such services will derive, directly or indirectly, any material part of its income from sources within the United States; nor will any such entity operate as a public utility company within the United States. Accordingly, it is proposed that any such services provided by the Special Purpose Subsidiaries and their subsidiaries to each other be exempt from the at cost standards of and rules promulgated under Section 13(b) of the Act pursuant to Section 13(b)(1) and Rule 83(a).

        4. The penultimate paragraph of Item 3 of the Application is hereby amended and restated to read in its entirety as follows:

             The transactions proposed herein will be carried out in accordance with the procedures specified in Rule 23. CINergy proposes to comply with the procedures specified in Rule 24 by filing a report with the Commission within 60 days after the end of each calendar quarter. Each report will include: (1) a balance sheet as of the end of the quarterly reporting period;
(2) an income statement for the quarterly reporting period; (3) a breakdown of the amounts of Recourse Debt Securities issued to third parties by Cinergy Investments or the Special Purpose Subsidiaries for the quarterly reporting period; (4) a general description of the activities of Cinergy Investments and the Special Purpose Subsidiaries for the quarterly reporting period and of the projects in which they or their subsidiary companies have an ownership interest; and (5) information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated companies for the quarterly reporting period, including (a) the name of each associate company providing services and the associate company recipient;
(b) a listing of services provided; and (c) the total dollar amount of services provided, by associate company service provider.

                             SIGNATURE

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

     Dated: September 18, 1995

                                     CINERGY CORP.

                                  By:  /s/William L. Sheafer
                                  Treasurer

                                     CINERGY INVESTMENTS, INC.

                                  By:  /s/William L. Sheafer
                                  Treasurer

                                     CINERGY SERVICES, INC.

                                  By:  /s/William L. Sheafer
                                  Treasurer

                             ENDNOTES

     /1/ Costanera Power Corp. ("Costanera"), PSI Argentina, Inc. ("PSI Argentina"), PSI Energy Argentina, Inc. ("Energy Argentina"), E P EDEGEL, Inc. ("EDEGEL"), PSI T&D International, Inc. ("T&D"), PSI Yacyreta, Inc. ("Yacyreta"), CGE ECK, Inc. ("CGE ECK"), PSI Power Resource Development, Inc. ("Power Development"), PSI Power Operations, Inc. ("Power Operations", PSI International, Inc. ("PSI International"), and PSI Sunnyside, Inc. ("Sunnyside"). The Existing Special Purpose Subsidiaries and the New Special Purpose Subsidiaries are sometimes referred to collectively as the "Special Purpose Subsidiaries."

     /2/ See Costanera Power Corporation, 61 FERC p61,335 (1992);
PSI Argentina, Inc., 68 FERC p61,286 (1994); E P EDEGEL, Inc., 68
FERC p61,265 (1994).